Unofficial Translation of Announcement Published in the Diario La Tercera in
        Chile on February 3, 2005, February 7, 2005 and February 8, 2005

          By order of the Board of Directors, an Ordinary Shareholders' Meeting scheduled for February 21, 2005, will be held at the offices of the Bank, located at Calle Huerfanos 1072, 10th Floor, Santiago, in order to submit the following appropriate matters for approval by the shareholders:

     1. Approval of the Annual Report, Financial Statements and footnotes thereto and Report of the external auditors regarding the fiscal year beginning January 1 and ended December 31 of 2004.

     2.   Appointment of external auditors for fiscal year 2005.

     3. Establishment and approval of the compensation of the Board of Directors and form of payment thereof.

     4.   Presentation of operations covered by Article 44 of Law No. 18,046.

     5. Establishment of the use of the net income for the year ended December 31, 2004, and declaration of an immediate distribution of Ch$25,383,634,798 which represents 50% of net income, which amounted to Ch$50,767,269,596 or a dividend per share of Ch$0.111866881842752.
          If approved, the dividend will be paid at the end of the Shareholders' Meeting to those shareholders of record listed in the Shareholders' Registry as of the record date of February 15, 2005. The remaining net income will be applied to the reserve of retained net income to be distributed.

     6.   Determination of the dividend policy.

     7. Determination of the powers, compensation and budget of the Directors Committee and report on its activities.

     8.   Presentation of the Audit Committee report.

          Pursuant to Article 49 of Law No. 12 of the General Banking Law, it is hereby recorded that the Balance Sheet and Statement of Income for fiscal year ended December 31, 2004, was published in the Diario Financiero on February 2, 2005, and is available at www.corpbanca.cl.

                                              The President

Participation in the Meeting

          Only those shareholders who are record shareholders in Corpbanca's Shareholders' Registry as of a date at most five business days prior to the scheduled date of the Shareholders Meeting will be allowed to attend the meeting.

Establishment of Powers

          The establishment of powers will take place on the date of the Shareholders' Meeting between 8:45 a.m. and 10:00 a.m.

                                              The General Manager

                                CORPBANCA [Logo]